To the kind attention of:

Intesa Sanpaolo S.p.A., in its capacity as Lender (as defined below)

Piazza San Carlo n. 156

Torino, Italy

Mediobanca - Banca di Credito Finanziario S.p.A., in its capacity as Lender (as defined below)

Piazzetta Cuccia n. 1

Milan, Italy

UniCredit S.p.A.

CENTRO IB CORPORATE  & MULTINATIONAL OVEST

Via Nizza n. 150

10126 Turin, Italy

Société Générale, Milan branch

Via Olona n. 2

Milan, Italy

HSBC Bank plc

8 Canada Square

Canary Wharf

London E14 5HQ

United Kingdom

Milan, 31st May 2012

Reference is made to your letter dated 31st May 2012, with which you propose an offer for us to execute an Option Agreement, the contents of which we reproduce in full below:

<<

To the kind attention of:

Assicurazioni Generali S.p.A. (for its own account and in the name and on behalf of the Generali Subsidiaries as defined below)

Piazza Duca degli Abruzzi n. 2

Trieste, Italy

Intesa Sanpaolo S.p.A. (in its capacity as Shareholder as defined below)

Piazza San Carlo n. 156

Torino, Italy

Mediobanca - Banca di Credito Finanziario S.p.a. (in its capacity as Shareholder as defined below)

Piazzetta Cuccia n. 1

Milan, Italy

Telefonica S.A.

Gran Via n. 28

28013 Madrid, Spain

Milan, 31st May 2012

Dear Sirs,

Following to our conversations, please find attached herebelow our agreement and understanding in relation to the following:

This option agreement (the “Agreement”) is entered into

BY AND BETWEEN

(1)
INTESA SANPAOLO S.P.A., a bank incorporated under the laws of the Republic of Italy, whose registered office is at Piazza San Carlo No. 156, Torino, Italy, registered with the Companies’ Registry of Turin under No. 00799960158, in its capacity as lender under the  facility agreement entered into on 28th May 2012 with Telco S.p.A. (“Intesa Sanpaolo”),

(2)
MEDIOBANCA - BANCA DI CREDITO FINANZIARIO S.P.A., a bank incorporated under the laws of the Republic of Italy, whose registered office is at Piazzetta Cuccia No. 1, Milano, Italy, registered with the Companies’ Registry of Milan under No. 00714490158, in its capacity as lender under the  facility agreement entered into 28th May 2012with Telco S.p.A. (“Mediobanca”);

(3)
UNICREDIT S.P.A., a bank incorporated under the laws of the Republic of Italy, whose registered office is in Rome at Via degli Specchi n. 16 and administrative office in Milan at Piazza Cordusio, share capital equal to euro 19,647,671,824.53,  registered with the Companies’ Registry of Rome, Tax Code and VAT Number no. 00348170101 - Cod. ABI 02008.1, enrolled with the register of banks and member of the Fondo Interbancario di Tutela dei Depositi (“UniCredit”);

(4)
SOCIÉTÉ GÉNÉRALE, a bank incorporated under the laws of France, with registered office in Paris, Boulevard Haussmann 29, acting through its Milan branch, with its offices at Via Olona 2, Milan, registered with the Companies' Registry of Milan under number 8011215158, Milan REA number 748666, registered with the Banks Registry of the Bank of Italy under number 4858  (“SG”);

(5)	HSBC Bank plc a company incorporated under the laws of the United Kingdom, with registered office in 8 Canada Square, Canary Wharf, London, E14 5HQ, London, United Kingdom (“HSBC”);

-  (Intesa Sanpaolo, Mediobanca, UniCredit, SG and HSBC hereinafter collectively referred to as the “Lenders”);

AND

(6)	TELEFÓNICA, S.A., a Spanish company with registered office at 28013, Madrid, Gran Via n. 28, Spain (“TE”);

(7)	ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Piazza Duca degli Abruzzi n. 2, Trieste, Italy;

(8)	ALLEANZA TORO S.p.A., an Italian company with registered office at Torino, via Mazzini n. 53;

(9)	INA ASSITALIA S.p.A., an Italian company with registered office at Roma, Via Leonida Bissolati, n. 23;

(10)	GENERALI LEBENSVERSICHERUNG AG, a German company with registered office at Adenauerring 11, 81737 München, registered at the district court of München under number HRB 177657;

(11)	GENERALI VIE S.A., a French company with registered office at Paris, Bld Hausmann 11;

(12)
ASSICURAZIONI GENERALI S.p.A. (hereinafter “Generali”), for its own account and in the name and on behalf of the following Generali’s subsidiaries GENERALI VIE S.A., ALLEANZA TORO S.p.A., INA ASSITALIA S.p.A., GENERALI LEBENSVERSICHERUNG A.G., (hereinafter the “Generali Subsidiaries” and together with Generali collectively “AG”);

(13)	INTESA SANPAOLO S.p.A, an Italian company with registered office at Piazza San Carlo n. 156, Torino, Italy, in its capacity as shareholder of Telco S.p.A. (“IS”);

(14)	MEDIOBANCA S.p.A., an Italian company with registered office at Piazzetta Cuccia n. 1, Milano, Italy, in its capacity as shareholder of Telco S.p.A (“MB”);

- (TE, AG, IS and MB hereinafter collectively referred to as the “Shareholders”);

(the “Parties).

BETWEEN THE PARTIES IT IS AGREED as follows:

1.1           The Facility Agent (as defined below) undertakes to copy the Shareholders in any of the communications to be given to the Borrower in relation to Clause 19.13 (Acceleration) of the facility agreement (the “New Banking Facility Agreement”) entered into on 28th May 2012 between inter alios the Lenders, as lenders, Telco S.p.A., as borrower, and UniCredit, also as facility agent (the “Facility Agent”).

1.2           Without prejudice to 1.1 above, should the Lenders decide to enforce the share pledge created over Telecom Italia S.p.A. ordinary shares pursuant to the provision of the pledge agreement to be entered into pursuant to the New Banking Facility Agreement (the “Share Pledge” and the “Share Pledge Agreement” respectively) (a form of which is attached hereto as Schedule 1) following an acceleration pursuant to and in accordance with Clause 19.13 (Acceleration) of the New Banking Facility Agreement, the following shall apply.

1.2.1           The Facility Agent shall copy each of the Shareholders in the notice enforcing the Share Pledge to be given to Telco S.p.A. pursuant to Clause 6.1 (Escussione del pegno) of the Share Pledge Agreement (the “Enforcement Notice”). Together with the Enforcement Notice or as soon as possible thereafter when the relevant information become available, the Facility Agent will also deliver to the Shareholders a calculation notice (the “Calculation Notice”) stating (i) the aggregate amount outstanding under the New Banking Facility Agreement plus interest accrued and to accrue thereunder and all other costs and expenses, including enforcement costs, up to the Transfer Date (as defined below); (ii) the price at which the Lenders can appropriate the pledged shares pursuant to Clause 6.3 (Determinazione del valore dell'Oggetto del Pegno e delle Obbligazioni Garantite) of the Share Pledge Agreement; and consequently (iii) the number of pledged shares that the Lenders may have the right to appropriate pursuant to the Share Pledge Agreement (the “Appropriation Shares”). It is agreed and understood that, if Clause 6.3(i)(c) and/or Clause 6.3(ii)(c) of the Share Pledge Agreement apply, the Calculation Notice shall be sent after the Facility Agent having obtained the appraisal referred to thereunder. If notwithstanding the good faith efforts of the Facility Agent no appraisal is obtained within 20 Business Days from the Enforcement Notice, the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion, provided in such case that upon enforcement of the pledge in accordance with the Share Pledge Agreement the Lenders shall ensure, to the maximum extent allowed by applicable laws, that the Shareholders are allowed to participate, pari passu with any other potential acquirer, in any sale process of the Appropriation Shares.

1.2.2           Each Shareholder shall be entitled to call and acquire from the Lenders (the “Right to Call”) the Appropriation Shares at the terms and conditions referred to herein and at a price per Appropriation Share (the “Purchase Price”) equal to the higher of (i) the price indicated in Clause 1.2.1 (ii) above, and (ii) the amount indicated in Clause 1.2.1 (i) above divided by the aggregate total number of the Appropriation Shares. The Facility Agent shall include the Purchase Price in the Calculation Notice.

1.2.3           In order to exercise its Right to Call, each relevant Shareholder(s) shall deliver to the Facility Agent and the other Shareholders:
(a)
a written notice (the “Provisional Exercise Notice”), by no later than 2 (two) Business Days after receipt of the Calculation Notice, stating its non binding offer to purchase from the Lenders all or part of the Appropriation Shares at a price per share equal to the Purchase Price, such Provisional Exercise Notice being delivered for information purpose only and to be confirmed by virtue of  the definitive Exercise Notice (as defined  in Clause 1.2.3 below).

(b)
a written notice (the “Exercise Notice”), by no later than 5 (five) Business Days (the “Exercise Deadline”) after receipt of the Calculation Notice, stating (i) its unconditional and irrevocable offer to purchase from the Lenders all or part of the Appropriation Shares at a price per share equal to the Purchase Price, and (ii) that the Exercise Notice complies with the shareholders agreement in force between the Shareholders, as amended (the “Shareholders Agreement”).

1.2.4           The Exercise Notices shall be served upon UniCredit in its capacity as Facility Agent (or to any of its successors pursuant to the provisions of Clause 20.13 (Resignation of the Facility Agent) of the New Banking Facility Agreement), copying therein all the other Shareholders.

1.2.5           The Exercise Notices shall be valid and effective only if and to the extent they contain in aggregate offers to purchase the exact amount of the Appropriation Shares. If, instead, the Exercise Notices contain in aggregate offers to purchase a number of Appropriation Shares which is greater or lower than the number of Appropriation Shares, then, the Exercise Notices shall be deemed ineffective and the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion. Provided further that, in the event the Exercise Notice(s) contain(s) in aggregate offers to purchase not the exact amount of the Appropriation Shares, the Facility Agent shall allow the Shareholders who have delivered valid Exercise Notice(s) 1 Business Day to cure the mistake by sending a further joint notice signed by all Shareholders that have delivered the Exercise Notice, stating the exact allocation of Appropriation Shares among the Shareholders.

1.2.6           The Shareholders acknowledge that the Facility Agent shall:
(a)	verify that the Exercise Notices comply with Clauses 1.2.2 and 1.2.3 above,
(b)
proceed with the allocation of the Appropriation Shares to the Shareholders who have delivered a valid Exercise Notice (the “Exercising Shareholders”) as per the indication provided in the relevant Exercise Notices only if and to the extent the overall number of the Appropriation Shares indicated in the Exercise Notice(s) received is equal to the overall number of Appropriation Shares in accordance with the provisions of preceding Clause 1.2.5.

1.2.7           If the conditions under Clauses 1.2.5 and 1.2.6 above are satisfied, the Lenders shall appropriate the Appropriation Shares at a price per share equal to the Purchase Price under the Share Pledge Agreement on the 8th Business Days from the date of the Calculation Notice and shall then sell and transfer on the same day (the “Transfer Date”) all the Appropriation Shares to the Exercising Shareholders as per the indications received in the Exercise Notices, provided that the transfer of all Appropriation Shares shall occur simultaneously and be conditional upon (i) receipt of a legal opinion issued by reputable legal counsel (at the request of any Exercising Shareholder) confirming valid delivery of the Exercise Notice based on the Shareholders Agreement, validity and enforceability of the relevant transfer deed, no conflict with applicable law and capacity and authority of the Exercising Shareholder(s), and (ii) receipt in full of the Purchase Price multiplied by the number of the Appropriation Shares. If for any reason whatsoever (including for the avoidance of doubt, any order of authority, attachment, seizure or precautionary measure) appropriation under the Share Pledge Agreement or transfer to the Exercising Shareholders cannot take place, then the Exercise Notices shall be deemed ineffective and the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion, provided however in such case that (a) should the relevant order of authority, attachment, seizure, precautionary measure consist in an impediment to enforce the pledge (and consequently appropriation and transfer of the Appropriation Shares under this Agreement) (i) should it be removed or cured within 60 days, then the Lenders shall remain bound to this Agreement and shall deliver to the Shareholders a new Enforcement Notice and a new Calculation Notice and each Shareholder shall be entitled to exercised its Right to Call by delivering its Exercise Notice in accordance with this Agreement, (ii) should it NOT be removed or cured within 60 days, then the Lenders shall ensure, to the maximum extent allowed by applicable laws, that the Shareholders are allowed to participate, pari passu with any other potential acquirer, in any subsequent sale process of the Appropriation Shares provided that if the relevant order of authority, attachment, seizure or precautionary measure described above has been procured by a Shareholder who is also a Dissenting Party (as defined below) , then the provisions of Clause 1.2.18 shall apply (save that the relevant period will commence from the end of the relevant authority, attachment, seizure or precautionary measure); and (b) should the relevant order of authority, attachment, seizure, precautionary measure impede appropriation and/or transfer of the Appropriation Shares under this Agreement but NOT enforcement of the pledge through other means, then the Exercise Notices shall be deemed ineffective and the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion but the Lenders shall ensure, to the maximum extent allowed by applicable laws, that the Shareholders are allowed to participate, pari passu with any other potential acquirer, in any subsequent sale process of the Appropriation Shares provided, that if the relevant order of authority, attachment, seizure or precautionary measure described above has been procured by a Shareholder who is also a Dissenting Party, then the provisions of Clause 1.2.18 shall apply (save that the relevant period will commence from the end of the relevant authority, attachment, seizure or precautionary measure).

In the event an Exercising Shareholder is also a Lender and the transfer of the Appropriation Shares is to occur in respect of all Exercising Shareholders in accordance with this Clause 1.2.7, then such Lender / Exercising Shareholder (a) shall only purchase a number of Appropriation Shares equal to the positive difference between (i) the number of Appropriation Shares for which it has delivered a valid Exercise Notice; and (ii) the number of Appropriation Shares corresponding to its quota in the Facility Agreement; or (b) shall only sell a number of Appropriation Shares equal to the positive difference between (i) the number of Appropriation Shares corresponding to its quota in the Facility Agreement; and (ii) the number of Appropriation Shares for which it has delivered a valid Exercise Notice.

For the purpose of this Agreement “Dissenting Shareholder” means a Shareholder that refuses to make available to Telco in proportion to its shareholding in Telco, through a modality complying with the relevant terms of the Shareholders Agreement, the fund necessary to Telco to avoid or cure the default under the New Banking Facility Agreement within the timeframe necessary to avoid the enforcement of the Shares Pledge Agreement.

1.2.8           If, as a result of the procedure set out in paragraphs 1.2.2 to 1.2.6 above, the Lenders have not received valid and effective Exercise Notices for all and no more or no less than the Appropriation Shares, the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion.

1.2.9           Any obligation assumed by a Shareholder under this Agreement or the Exercise Notice shall be assumed on a several basis (senza vincolo di solidarietà) with the other Shareholders. It remains understood and agreed that if on the Transfer Date any of Exercising Shareholder(s) does (do) not pay the purchase price pursuant to the relevant Exercise Notice, then the Lenders shall have no obligation to transfer the Appropriation Shares to that or to any other Exercising Shareholder(s), the Exercise Notices shall be deemed ineffective, the Shareholders shall no longer have any right to purchase the Appropriation Shares under this Agreement and the Lenders shall have the right to enforce the Share Pledge at their discretion, provided that the Facility Agent shall allow the Shareholder(s) who have/has not paid the purchase price 1 Business Day to cure its default and shall allow the Shareholder(s) to purchase their corresponding Appropriation Shares, in which case all transfers of Appropriation Shares shall take place one Business Day after the intended Transfer Date and after full payment for all Appropriation Shares has been received in full.

1.2.10           The obligations assumed by the Lenders under this Agreement shall be assumed by each Lender severally from the other Lender (senza vincolo di solidarietà) in proportion to each respective loans and commitments under the New Banking Facility Agreement at the time of the Transfer Date.

1.2.11           For the avoidance of doubt (as between the Shareholders only) (i) any sale and purchase of Appropriation Shares made pursuant to this Agreement shall be deemed to be permitted under the Shareholders’ Agreement and each Shareholder commits to the other  Shareholders to take any step and carry out all actions required to give  full  implementation  to  the  rights and obligations set out in this Agreement and (ii) any reference in the Shareholders Agreement to the New Refinancing Facility must be interpreted as a reference to the New Banking Facility Agreement.

1.2.12           The Parties agree that, for the sake of completeness, this Agreement shall be disclosed and made public in accordance to applicable laws.

1.2.13           Each Shareholder, to the maximum extent permitted by applicable laws and regulations and to the extent the Lenders and the Facility Agent have complied with their obligations under this Agreement, waives any and all rights, claims, objections and remedies it may have against the Facility Agent and the Lenders now or in the future in relation to the delivery and transfer of the Appropriation Shares pursuant to the Exercise Notices, the joint correction notice under Clause 1.2.5, the criteria and price on the basis of which the appropriation referred to in Clause 1.2.7 and the Purchase Price have or will be determined.

1.2.14           Each Exercising Shareholder, severally and not jointly and pro-quota in proportion to the percentage of the Appropriation Shares acquired, further undertakes to indemnify and keep harmless each Lender and the Facility Agent and their respective directors and employees (each an “Indemnified Party”), from any prejudices, expenses and damages or liabilities incurred or suffered as a result of an action or lawsuit or claim brought by Telco S.p.A., any of the Shareholders and/or any third party in connection with the delivery and transfer of the Appropriation Shares pursuant to the Exercise Notices and the appropriation of the Appropriation Shares pursuant to Clause 1.2.7. To this purpose (i) the Indemnified Party shall deliver to the Exercising Shareholders notice of the relevant action, claim or lawsuit, specifying reasonable details thereto, (ii) in the event of a claim brought by a third party, before making any payment or settlement, the Indemnified Party shall consult in good faith with the Exercising Shareholders for at least 10 Business Days, including taking advice from reputable international legal counsel, provided that if the payment is to be made earlier than 10 Business Days the consultation period shall be shortened accordingly, (iii) after the Indemnified Party having fulfilled its obligations under (i) and (ii) above, payment of the indemnity hereunder shall be made 1 Business Day prior to the date on which the relevant Indemnified Party declares that it is under an obligation to make a payment or post a collateral in favor of a third party, without raising any objection (solve et repete), (iv) the Indemnified Party shall keep informed the Exercising Shareholders of the relevant action, lawsuit or claim and will consult and cooperate in good faith with the relevant Exercising Shareholders in pursuing any legal defense, against said action, lawsuit or claim, and (v) after payment by the Exercising Shareholders the Indemnified Party shall return to the relevant Exercising Shareholders any money paid by such Exercising Shareholders and recovered by the Indemnified Party from the third party or released from a collateral.

The Parties agree that (x) the above provisions will only apply to any indemnification which has an overall aggregate amount not exceeding Euro 260 million, while (y) in the event of an indemnification for an overall aggregate amount exceeding Euro 260 million the above provisions (including the “solve and repete” principle) would still apply, but no payment shall be demanded by the Indemnified Party unless such Indemnified Party has received a judgment or order of an authority (even if not final and conclusive) ordering it to pay such third party claim or requiring it to post a collateral.

Without prejudice to the solve et repete provision set forth above, no indemnity shall be payable to an Indemnified Party under this Clause 1.2.14 in relation to prejudices, expenses and damages or liabilities incurred or suffered as a result of such Indemnified Party gross negligence or willful misconduct (dolo o colpa grave), provided for the sake of clarity that the solve et repete will only apply to the extent the legal advice under (ii) above has been obtained.

If an Exercising Shareholder who is under an obligation to indemnify pursuant to this Clause 1.2.14 is also an Indemnified Party, then its indemnity obligation as Exercising Shareholder will be extinguished by way of confusione (pursuant to Article 1253 of the Civil Code) for an amount equal to the amount that it is entitled to receive as Indemnified Party.

1.2.15 The Parties acknowledge and agree that obligations under this Agreement are undertaken by each Party also by way of alea, pursuant to article 1469 of the Italian Civil Code.

1.2.16 The Parties acknowledge and agree that in case of a transfer or assignment from an Existing Lender to a New Lender pursuant to and in accordance with Clause 26.2 (Assignments and transfers by Lenders) of the New Banking Facility Agreement, the transferring Lender shall procure that the New Lender assumes all rights and obligations of the transferring Lender under this Agreement, by executing a letter of accession to this Agreement concurrently with the assignment or transfer pursuant to the New Banking Facility Agreement. The Parties grant the consent to such assumption of rights and obligation by the New Lender pursuant to article 1406 of the Italian Civil Code, with release pursuant to Article 1408 of the Italian Civil Code of the transferring Lender with respect to the portion of obligations hereunder which is assigned or transferred. The Parties further acknowledge and accept that any EIB/BdI/ECB Assignment under Clause 26.3 (Assignment to EIB, Bank of Italy or to the European Central Bank) of the New Banking Facility Agreement may be made only to the extent that the right of the Shareholders to exercise the call option over all the pledged TI Shares under and pursuant to this Agreement is not prejudiced or impaired in any manner whatsoever.

1.2.17 All notices under this Agreement shall be sent by registered letter anticipated via fax and email at the following addresses:
To Unicredit S.p.A.
CENTRO IB CORPORATE & MULTINATIONAL OVEST
via Nizza 150
10122 Turin, Italy
Fax: 011 57138547 or 57138146
To the attention of: Mariagrazia Banini/Alessandro Pelle/Pierpaolo Cattaneo/Luca Gunetti
E-mail: mariagrazia.banin@unicredit.eu, alessandro.pelle@unicredit.eu, anna.testa@unicredit.eu, pierpaolo.cattaneo@unicredit.eu; luca.gunetti@uniocredit.eu

To Assicurazioni Generali:
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi n. 2
34132 Trieste, Italy
Fax: +39 040 671260
To the attention of: Mr. Giovanni Perissinotto and Mr. Oliviero Pessi
E-mail: giovanni_perissinotto@generali.com and oliviero_pessi@generali.com

To Intesa:
Intesa Sanpaolo S.p.A.
Piazza Scala n. 6
20121 Milano, Italy
Fax: +39 02 879 43540
To the attention of: Mr. Gaetano Miccichè and Mr. Amedeo Nodari
E-mail: gaetano.micciche@intesasanpaolo.com and amedeo.nodari@intesasanpaolo.com

To Mediobanca:
Mediobanca - Banca di Credito Finanziario S.p.A.
Piazzetta Cuccia n. 1
20121 Milano, Italy
Fax: +39 02 8829 943
To the attention of: Mr. Clemente Rebecchini and Mr. Francesco Coatti
E-mail: clemente.rebecchini@mediobanca.it and francesco.coatti@mediobanca.it

To Telefonica:
Telefonica S.A.
C/Ronda de la Comunicacion, s/n, Distrito C, Edificio Central, Planta 1a
28050 Madrid, Spain
Fax: +34 91 727 1405 and +34 91 727 1400
To the attention of: Group General Counsel (Ramiro Sánchez de Lerín) and María Luz Medrano
E-mail: secretaria.general@telefonica.es and mmedrano@telefonica.es

1.2.18 If the option hereunder is not validly exercised and no transfer of Appropriation Shares occurs, each Shareholder who is a Dissenting Party hereby agrees and undertakes that for a period of 6 (six) months from receipt of the Calculation Notice (the “Lock-up Period”), it shall not sell, transfer, exchange either by way of a spot or forward contract or by any other derivative instruments or arrangements of any kind having a similar effect, any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia S.p.A. (any such activity, a “Share Disposal”), provided however that such undertaking shall not apply  (i) to Mediobanca and Intesa Sanpaolo when appropriating, buying or selling or otherwise transferring shares and other rights in the context of the enforcement of the Shares Pledge Agreement, and (ii) to Mediobanca, Intesa Sanpaolo and Generali when appropriating, buying or selling or otherwise transferring shares and other rights in the context of the ordinary course of their trading activities taking principal positions resulting from client facilitation. For the avoidance of doubt, nothing in this Agreement shall constitute or be interpreted as a restriction, impediment or limitation whatsoever to the right of each Shareholder, whether a Dissenting Party or not, to purchase or appropriate, either by way of a spot or forward contract or by any other derivative instruments or arrangements of any kind having a similar effect, any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia S.p.A. at any time (any such activity, a “Share Acquisition”). The Shareholders agree that, during the Lock-up Period, following any enforcement of the Shares Pledge Agreement, they will: (i) use their reasonable efforts to make Share Acquisitions (if any) from the Lenders in priority to any other market counterparty; and (ii) refrain from any trading activity or the making of any intentional, specific, negative briefing (outside of the normal periodic or customary corporate communications of such entity) to either financial market counterparties or the press with respect to Telecom Italia S.p.A.'s shares, which would adversely affect any Share Disposal by the Lenders (or their relevant agents) in the context of an enforcement of the Shares Pledge Agreement.

1.2.19 The Parties (other than HSBC) hereby agree and acknowledge that the option agreement entered into between them on 11 January 2010 is terminated and no longer in force between themselves as of the date of execution of this Agreement.

1.2.20 This Agreement and all the schedules hereto constitute the entire agreement among the Parties and supersede in full any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

1.2.21 This Agreement shall be governed by, and interpreted in accordance with, the laws of the Republic of Italy. Any disputes arising out of or in connection with this Agreement shall be submitted by the Parties to the Courts of Milan.

* * * * *

Should you agree with foregoing, please transmit to us a letter containing the above text, duly signed for acceptance.

Best regards,

/s/ Authorized Signatory
Intesa Sanpaolo S.p.A (in its capacity as Lender)

/s/ Authorized Signatory
Mediobanca - Banca di Credito Finanziario S.p.A (in its capacity as Lender)

/s/ Authorized Signatory
UniCredit S.p.A.

/s/ Authorized Signatory
Société Générale, Milan Branch

/s/ Authorized Signatory
HSBC Bank plc

>>

We hereby notify you of our acceptance of the agreement set out above.

Best Regards,

/s/ Authorized Signatory
Intesa Sanpaolo S.p.A (in its capacity as Shareholder)

/s/ Authorized Signatory
Mediobanca - Banca di Credito Finanziario S.p.A (in its capacity as Shareholder)

/s/ Authorized Signatory
Assicurazioni Generali S.p.A. (for its own account and in the name and on behalf of the Generali Subsidiaries)

/s/ Authorized Signatory
Telefonica S.A.